Koor Industries Limited
                            (An Israeli Corporation)

                              Financial Statements
                               As at June 30, 2005
                                   (Unaudited)

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Condensed Consolidated Interim Financial Statements as at June 30, 2005
--------------------------------------------------------------------------------


Contents


                                                                            Page


Review Report of the Auditors                                                  2


Condensed Consolidated Interim Financial Statements at June 30, 2005
(unaudited):

Condensed Consolidated Interim Balance Sheet                                   3

Condensed Consolidated Interim Statements of Income                            4

Condensed Interim Statements of Shareholders' Equity                           5

Condensed Consolidated Statements of Cash Flows                                9

Notes to the Interim Financial Statements                                     14

[KPMG GRAPHIC OMITTED]

                Somekh Chaikin                       Telephone  972 3  684  8000
                KPMG Millennium Tower                Fax        972 3  684  8444
                17 Ha'arba'a Street, PO Box 609      Internet   www.kpmg.co.il
                Tel Aviv 61006 Israel


The Board of Directors
Koor Industries Limited
-----------------------

Review report of unaudited condensed consolidated interim financial statements for the six and three month periods ended June 30, 2005

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at June 30, 2005, the related condensed consolidated interim statements of income, the condensed interim statement of shareholders' equity and the condensed consolidated interim statements of cash flows for the six and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at June 30, 2005 constitute 30.9% of the total consolidated assets and whose revenues for the six months then ended constitute 37.8% and for the three months then ended constitute 40% of the total consolidated revenues and earnings, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at June 30, 2005 totaled approximately NIS 238 million, and the equity of Koor in their losses for the six and three month periods then ended totaled approximately NIS 6 million and NIS 24 million, respectively, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles.


Somekh Chaikin
Certified Public Accountants (Isr.)

August 23, 2005



        Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Condensed Consolidated Interim Balance Sheets as at
------------------------------------------------------------------------------------------------------------
                                                                                                 Convenience
                                                                                                 translation
                                                                                                  (Note 1A3)
                                                      June 30                                 --------------
                                            ---------------------------       December 31            June 30
                                                  * 2005           2004              2004               2005
                                            ------------   ------------    --------------     --------------
                                                     Unaudited                    Audited          Unaudited
                                            ---------------------------    --------------     --------------
                                                           NIS thousands                       US$ thousands
                                            ---------------------------------------------     --------------
Assets

Current assets
Cash and cash equivalents                        400,665        946,303           617,310             87,596
Short-term deposits and investments              452,571        533,446           416,468             98,944
Trade receivables                                587,853      2,188,163         2,173,599            128,521
Other accounts receivable                        168,588        453,217           528,983             36,858
Inventories and work in progress,
 net of customer advances                        254,520      1,848,935         2,294,885             55,645
Assets designated for sale                        41,385         42,335            41,765              9,048
                                            ------------   ------------    --------------     --------------
Total current assets                           1,905,582      6,012,399         6,073,010            416,612
                                            ------------   ------------    --------------     --------------

Investments and long-term
 receivables
Investments in affiliates                      2,922,954        956,477         1,375,160            639,037
Other investments and receivables                583,826        471,261           489,031            127,640
                                            ------------   ------------    --------------     --------------
                                               3,506,780      1,427,738         1,864,191            766,677
                                            ------------   ------------    --------------     --------------
Fixed assets, net                                837,610      2,974,555         2,852,907            183,124
                                            ------------   ------------    --------------     --------------
Intangible assets, deferred tax assets
 and deferred expenses, net                       43,811      2,467,782         2,357,458              9,578
                                            ------------   ------------    --------------     --------------


                                               6,293,783     12,882,474        13,147,566          1,375,991
                                            ============   ============    ==============     ==============


*    Regarding discontinuance of the consolidation of M-A Industries Ltd., see
     Note 3B(1), and discontinuance of the proportional consolidation of Telrad
     Networks Ltd., see Note 3C(2).


The accompanying notes are an integral part of the financial statements.


                                                                                                 Koor Industries Limited
                                                                                                (An Israeli Corporation)

------------------------------------------------------------------------------------------------------------------------
                                                                                                             Convenience
                                                                                                             translation
                                                                                                              (Note 1A3)
                                                                  June 30                                 --------------
                                                        ---------------------------       December 31            June 30
                                                              * 2005           2004              2004               2005
                                                        ------------   ------------    --------------     --------------
                                                                 Unaudited                    Audited          Unaudited
                                                        ---------------------------    --------------     --------------
                                                                       NIS thousands                       US$ thousands
                                                        ---------------------------------------------     --------------
Liabilities and shareholders' equity

Current liabilities
Credit from banks and others                                 627,747      1,302,377         1,738,456            137,243
Trade payables                                               266,618      1,416,065         1,667,455             58,290
Other payables                                               460,122      1,325,893         1,369,442            100,595
Customer advances, net of costs incurred
 on projects                                                 220,842        183,176           211,207             48,282
                                                        ------------   ------------    --------------     --------------
Total current liabilities                                  1,575,329      4,227,511         4,986,560            344,410
                                                        ------------   ------------    --------------     --------------

Long-term liabilities Net of current maturities:
Bank loans                                                 1,602,599      2,570,253         2,208,096            350,371
Other loans                                                   92,546        248,819           133,019             20,233
Convertible debentures of subsidiary                               -        674,550           646,200                  -
Debentures                                                   379,805               -                -             83,036
Customer advances                                            112,978        172,106           142,164             24,700
Deferred taxes                                                 7,378        242,725           240,468              1,613
Liability for employee severance
 benefits, net                                                51,219        211,245           197,168             11,198
                                                        ------------   ------------    --------------     --------------
Total long-term liabilities                                2,246,525      4,119,698         3,567,115            491,151
                                                        ------------   ------------    --------------     --------------
Convertible debentures of subsidiary                               -        245,586           165,091                  -
                                                        ------------   ------------    --------------     --------------
Minority interest                                            130,383      2,329,261         2,552,333             28,505
                                                        ------------   ------------    --------------     --------------
Shareholders' equity                                       2,341,546      1,960,418         1,876,467            511,925
                                                        ------------   ------------    --------------     --------------

                                                        ------------   ------------    --------------     --------------
                                                           6,293,783     12,882,474        13,147,566          1,375,991
                                                        ============   ============    ==============     ==============


                  -------------------         -------------------------         ----------------------------
                    Jonathan Kolber             Prof. Gabriela Shalev                    Yuval Yanai
                          CEO                    Member of the Board              Executive Vice President
                                                    of Directors                          and CFO

August 23, 2005

                                                                                                                       3

                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Income
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                               -------------
                                                                                                        Year      Six months
                                  Six months ended June 30       Three months ended June 30            ended           ended
                                ----------------------------    ----------------------------     December 31         June 30
                                       2005*          2004**           2005*          2004**          2004**            2005
                                ------------    ------------    ------------     -----------   -------------   -------------
                                 (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)         Audited       Unaudited
                                ------------    ------------    ------------     -----------   -------------   -------------
                                       NIS thousands                    NIS thousands          NIS thousands   US$ thousands
                                ----------------------------    ----------------------------   -------------   -------------
Revenues and earnings:

Revenue from sales and
 services                          1,149,436       4,627,321         603,478       2,227,413       9,228,673         251,298
Group's equity in the
 operating results of
 affiliates, net                     235,231           3,388         141,887          11,718         (27,687)         51,428
Other income, net                    151,707          30,250           4,591               -               -          33,167
                                ------------    ------------    ------------     -----------   -------------   -------------
                                   1,536,374       4,660,959         749,956       2,239,131       9,200,986         335,893

Costs and losses:

Cost of sales and services           944,930       3,161,647         489,274       1,541,815       6,287,679         206,587
Selling and marketing
 expenses                            111,533         541,646          56,974         270,537       1,172,204          24,384
General and
 administrative expenses             112,004         262,658          57,660         125,861         526,004          24,487
Other expenses,  net                       -               -               -          48,992          78,759               -
Finance expenses, net                 98,701         153,341          61,178          72,142         271,362          21,579
                                ------------    ------------    ------------     -----------   -------------   -------------
                                   1,267,168       4,119,292         665,086       2,059,347       8,336,008         277,037

Earnings before income tax           269,206         541,667          84,870         179,784         864,978          58,856
Income tax                           (94,468)       (205,444)        (17,908)        (42,630)       (287,100)        (20,653)
                                ------------    ------------    ------------     -----------   -------------   -------------
                                     174,738         336,223          66,962         137,154         577,878          38,203

Minority interest in
 subsidiaries' results, net            4,652        (222,234)            382        (116,969)       (432,888)          1,017
                                ------------    ------------    ------------     -----------   -------------   -------------

                                     179,390         113,989          67,344          20,185         144,990          39,220

Cumulative effect as at
 beginning of year of
 change in accounting
 method (Note 1B)                     (3,054)              -               -               -               -            (668)
                                ------------    ------------    ------------     -----------   -------------   -------------
Net earnings for the period          176,336         113,989          67,344          20,185         144,990          38,552
                                ============    ============    ============     ===========   =============   =============

                                         NIS             NIS             NIS             NIS            NIS             NIS
                                ------------    ------------    ------------     -----------   -------------   -------------
Basic and diluted earnings
 per NIS 1 par value
 of the ordinary shares
Continuing activities                 10,861           6,979           4,052           1,236          8,851           2,375
Cumulative effect as at
 beginning of the year of
 change in accounting
 method                                 (184)              -               -               -              -             (40)
                                ------------    ------------    ------------     -----------   -------------   -------------
Net earnings per share                10,677           6,979           4,052           1,236          8,851           2,335
                                ============    ============    ============     ===========   =============   =============

*    Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1).
**   Regarding reclassification of the statement of income, see Note 1A(4).
The accompanying notes are an integral part of the financial statements.

                                                                                                                           4

                                                                                               Koor Industries Limited
                                                                                                  (An Israeli Company)
Condensed Interim Statement of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------


                                                          Number of                                    Proceeds from
                                                           ordinary           Share          Capital     issuance of
                                                         shares (1)         capital         reserves   stock options
                                                      -------------   -------------    -------------   -------------
                                                                               NIS thousands
                                                      --------------------------------------------------------------
Balance as at January 1, 2005 (Audited)                  15,824,185         564,515        2,564,099               -

Changes during the six months ended
 June 30, 2005 (Unaudited):
Net earnings for the period                                       -               -                -               -
Issuance of shares held by subsidiary (2)                   193,229               -                -               -
Issuance of stock options (3)                                     -               -                -          21,715
Exercise of stock options granted to employees              101,370              *-                -               -
Cumulative foreign currency translation adjustments               -               -                -               -
                                                      -------------   -------------    -------------   -------------
Balance as at June 30, 2005 (Unaudited)                  16,118,784         564,515        2,564,099          21,715
                                                      =============   =============    =============   =============

Balance as at April 1, 2005 (Unaudited)                  15,879,502         564,515        2,564,099               -

Changes during the three months ended
 June 30, 2005 (Unaudited):
Net earnings for the period                                       -               -                -               -
Issuance of shares held by subsidiary (2)                   193,229               -                -               -
Issuance of stock options (3)                                     -               -                -          21,715
Exercise of stock options granted to employees               46,053              *-                -               -
Cumulative foreign currency translation adjustments               -               -                -               -
                                                      -------------   -------------    -------------   -------------
Balance as at June 30, 2005 (Unaudited)                  16,118,784         564,515        2,564,099          21,715
                                                      =============   =============    =============   =============

[TABEL CONTINUED]

                                                                           Cumulative
                                                      Company shares          foreign
                                                         held by the         currency                            Total
                                                         company and      translation        Retained    Shareholders'
                                                        subsidiaries      adjustments            loss           equity
                                                      --------------    -------------   -------------    -------------
                                                                                NIS thousands
                                                      ----------------------------------------------------------------
Balance as at January 1, 2005 (Audited)                      (80,321)        (205,674)       (966,152)       1,876,467

Changes during the six months ended
 June 30, 2005 (Unaudited):
Net earnings for the period                                        -                -         176,336          176,336
Issuance of shares held by subsidiary (2)                     74,250                -         (24,641)          49,609
Issuance of stock options (3)                                      -                -               -           21,715
Exercise of stock options granted to employees                     -                -               -               *-
Cumulative foreign currency translation adjustments                -          217,419               -          217,419
                                                      --------------    -------------   -------------    -------------
Balance as at June 30, 2005 (Unaudited)                       (6,071)          11,745        (814,457)       2,341,546
                                                      ==============    =============   =============    =============

Balance as at April 1, 2005 (Unaudited)                      (80,321)        (129,870)       (857,160)       2,061,263

Changes during the three months ended
 June 30, 2005 (Unaudited):
Net earnings for the period                                        -                -          67,344           67,344
Issuance of shares held by subsidiary (2)                     74,250                -         (24,641)          49,609
Issuance of stock options (3)                                      -                -               -           21,715
Exercise of stock options granted to employees                     -                -               -               *-
Cumulative foreign currency translation adjustments                -          141,615               -          141,615
                                                      --------------    -------------   -------------    -------------
Balance as at June 30, 2005 (Unaudited)                       (6,071)          11,745        (814,457)       2,341,546
                                                      ==============    =============   =============    =============

(1) Net of the holdings by the Company and subsidiaries.
(2) See Note 5(2)
(3) See Note 5(1)
* Represents an amount lower than NIS 1,000.


The accompanying notes are an integral part of the financial statements.

                                                                                                                     5


                                                                                              Koor Industries Limited
                                                                                                 (An Israeli Company)

Condensed Interim Statement of Shareholders' Equity (cont'd)
---------------------------------------------------------------------------------------------------------------------

                                                                                                       Company shares
                                                          Number of                                       held by the
                                                           ordinary           Share          Capital      company and
                                                         shares (1)         capital         reserves     subsidiaries
                                                      -------------   -------------    -------------   --------------
                                                                               NIS thousands
                                                      ---------------------------------------------------------------
Balance as at January 1, 2004 (Audited)                  15,741,160         564,515        2,564,099          (80,321)

Changes during the six months ended
 June 30, 2004 (Unaudited):
Net earnings for the period                                       -               -                -                -
Exercise of stock option granted to employees                47,648              *-                -                -
Cumulative foreign currency translation adjustments               -               -                -                -
                                                      -------------   -------------    -------------   --------------

Balance as at June 30, 2005 (Unaudited)                  15,788,808         564,515        2,564,099          (80,321)
                                                      =============   =============    =============   ==============

Balance as at April 1, 2004 (Unaudited)                  15,772,461         564,515        2,564,099          (80,321)

Changes during the three months ended
 June 30, 2004 (Unaudited):
Net earnings for the period                                       -               -                -                -
Exercise of stock option granted to employees                16,347              *-                -                -
Cumulative foreign currency translation adjustments               -               -                -                -
                                                      -------------   -------------    -------------   --------------

Balance as at June 30, 2004 (Unaudited)                  15,788,808         564,515        2,564,099          (80,321)
                                                      =============   =============    =============   ==============

[TABLE CONTINUED]

                                                         Cumulative
                                                            foreign
                                                           currency                            Total
                                                        translation        Retained    Shareholders'
                                                        adjustments            loss           equity
                                                      -------------   -------------    -------------
                                                                      NIS thousands
                                                      ----------------------------------------------
Balance as at January 1, 2004 (Audited)                    (196,758)     (1,111,142)       1,740,393

Changes during the six months ended
 June 30, 2004 (Unaudited):
Net earnings for the period                                       -         113,989          113,989
Exercise of stock option granted to employees                     -               -               *-
Cumulative foreign currency translation adjustments         106,036               -          106,036
                                                      -------------   -------------    -------------


Balance as at June 30, 2005 (Unaudited)                     (90,722)       (997,153)       1,960,418
                                                      =============   =============    =============

Balance as at April 1, 2004 (Unaudited)                     (75,289)     (1,017,338)       1,955,666

Changes during the three months ended
 June 30, 2004 (Unaudited):
Net earnings for the period                                       -          20,185           20,185
Exercise of stock option granted to employees                     -               -               *-
Cumulative foreign currency translation adjustments         (15,433)              -          (15,433)
                                                      -------------   -------------    -------------

Balance as at June 30, 2004 (Unaudited)                     (90,722)       (997,153)       1,960,418
                                                      =============   =============    =============


(1) Net of the holdings by the Company and subsidiaries.
* Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

                                                                                                                    6


                                                                                                    Koor Industries Limited
                                                                                                       (An Israeli Company)

Condensed Interim Statement of Shareholders' Equity (cont'd)
---------------------------------------------------------------------------------------------------------------------------

                                                                                                                    Company
                                                                Number of                                            shares
                                                                 ordinary           Share          Capital          held by
                                                               shares (1)         capital         reserves     subsidiaries
                                                            -------------   -------------    -------------   --------------
                                                                                  NIS thousands
                                                            ---------------------------------------------------------------
Balance as at December 31, 2003 (Audited)                      15,741,160         564,515        2,564,099          (80,321)

Changes during 2004 (Audited):
Net earnings                                                            -               -                -                -
Exercise of stock options granted to employees                     83,025              *-                -                -
Cumulative foreign currency translation adjustments, net                -               -                -                -
                                                            -------------   -------------    -------------   --------------

Balance as at December 31, 2004 (Audited)                      15,824,185         564,515        2,564,099          (80,321)
                                                            =============   =============    =============   ==============

[TABLE CONTINUED]

                                                               Cumulative
                                                                  foreign
                                                                 currency                            Total
                                                              translation        Retained    Shareholders'
                                                              adjustments            loss           equity
                                                            -------------   -------------    -------------
                                                                            NIS thousands
                                                            ----------------------------------------------
Balance as at December 31, 2003 (Audited)                        (196,758)     (1,111,142)       1,740,393

Changes during 2004 (Audited):
Net earnings                                                            -         144,990          144,990
Exercise of stock options granted to employees                          -               -               *-
Cumulative foreign currency translation adjustments, net           (8,916)              -           (8,916)
                                                            -------------   -------------    -------------

Balance as at December 31, 2004 (Audited)                        (205,674)       (966,152)       1,876,467
                                                            =============   =============    =============

(1) Net of the holdings by the Company and subsidiaries.
* Represents an amount less than NIS 1,000

The accompanying notes are an integral part of the financial statements.

                                                                                                                          7


                                                                                                    Koor Industries Limited
                                                                                                       (An Israeli Company)

Condensed Interim Statement of Shareholders' Equity (cont'd)
---------------------------------------------------------------------------------------------------------------------------

                                                                                                Proceeds from            Company
                                                                                                  issuance of             shares
                                                               Share          Capital                   stock            held by
                                                             capital         reserves                 options       subsidiaries
                                                       -------------     ------------        ----------------  -----------------
                                                                                  US $ thousands
                                                       -------------------------------------------------------------------------
Balance as at January 1, 2005                                123,418          560,581                       -           (17,560)

Changes during the six months ended June 30, 2005
Net earnings for the period                                        -                -                       -                  -
Issuance of shares held by subsidiary (1)                          -                -                       -             16,233
Issuance of stock options (2)                                      -                -                   4,747                  -
Exercise of stock options granted to employees                    *-                -                       -                  -
Cumulative foreign currency translation adjustments                -                -                       -                  -
                                                       -------------    -------------           -------------     --------------

Balance as at June 30, 2005                                  123,418          560,581                   4,747            (1,327)
                                                       =============    =============           =============     ==============

Balance as at April 1, 2005                                  123,418          560,581                      -           (17,560)

Changes during the three months ended June 30, 2005
Net earnings                                                       -                 -                      -                  -
Issuance of shares held by subsidiary (1)                          -                 -                      -             16,233
Issuance of stock options (2)                                      -                 -                  4,747                  -
Exercise of stock options granted to employees                    *-                 -                      -                  -
Cumulative foreign currency translation adjustments                -                 -                      -                  -
                                                       -------------     -------------          -------------     --------------

Balance as at June 30, 200                                   123,418           560,581                  4,747            (1,327)
                                                       =============     =============          =============     ==============

[TABLE CONTINUED]

                                                               Cumulative
                                                                  foreign
                                                                 currency                            Total
                                                              translation        Retained    Shareholders'
                                                              adjustments            loss           equity
                                                            -------------   -------------    -------------
                                                                            US $ thousands
                                                            ----------------------------------------------
Balance as at January 1, 2005                                     (44,966)       (211,227)         410,246

Changes during the six months ended June 30, 2005
Net earnings for the period                                             -          38,552           38,552
Issuance of shares held by subsidiary (1)                               -          (5,387)          10,846
Issuance of stock options (2)                                           -               -            4,747
Exercise of stock options granted to employees                          -               -               *-
Cumulative foreign currency translation adjustments                47,534               -           47,534
                                                            -------------   -------------    -------------

Balance as at June 30, 2005                                         2,568        (178,062)         511,925
                                                            =============   =============    =============

Balance as at April 1, 2005                                       (28,393)       (187,398)         450,648

Changes during the three months ended June 30, 2005
Net earnings                                                            -          14,723           14,723
Issuance of shares held by subsidiary (1)                               -          (5,387)          10,846
Issuance of stock options (2)                                           -               -            4,747
Exercise of stock options granted to employees                          -               -               *-
Cumulative foreign currency translation adjustments                30,961               -           30,961
                                                            -------------   -------------    -------------

Balance as at June 30, 2005                                         2,568        (178,062)         511,925
                                                            =============   =============    =============

(1) See Note 5(2)
(2) See Note 5(1)
* Represents an amount lower than 1,000 dollars.
The accompanying notes are an integral part of the financial statements.

                                                                                                                          8


                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                               -------------
                                                                                                        Year      Six months
                                  Six months ended June 30       Three months ended June 30            ended           ended
                                ----------------------------    ----------------------------     December 31         June 30
                                       *2005            2004           *2005            2004            2004           *2005
                                ------------    ------------    ------------     -----------   -------------   -------------
                                 (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)         Audited       Unaudited
                                ------------    ------------    ------------     -----------   -------------   -------------
                                       NIS thousands                    NIS thousands          NIS thousands   US$ thousands
                                ----------------------------    ----------------------------   -------------   -------------
Cash flows generated by
 operating activities
Net earnings for the period          176,336         113,989          67,344          20,185         144,990          38,552
Adjustments to reconcile net
 earnings (losses) in net
 cash flows generated by
 by operating activities (A)        (259,406)        593,756         (65,865)        668,221         745,683         (56,713)
                                ------------    ------------    ------------     -----------   -------------   -------------
Net cash inflow (outflow)
 generated by operating
 activities                          (83,070)        707,745           1,479         688,406         890,673         (18,161)
                                ------------    ------------    ------------     -----------   -------------   -------------
Cash flows generated by
 investing activities:
Purchase of fixed assets             (25,771)       (119,577)        (13,618)        (62,099)       (232,146)         (5,634)
Investment grants in respect
 of fixed assets                         931           1,292             203           1,292           6,908             203
Amounts charged to intangible
 assets and deferred expenses         (2,347)        (52,702)           (899)        (25,625)       (153,206)           (513)
Acquisition of subsidiaries and
 a proportionately consolidated
 Company (B)                               -        (233,509)              -        (233,509)       (299,305)              -
Investments in affiliates             (7,239)         (6,568)         (7,239)         (6,011)       (646,672)         (1,583)
Loans granted to affiliates                -            (833)              -            (833)         (1,680)              -
Proceeds from realization of
 investment in formerly
 consolidated subsidiary, net
 of cash in this subsidiary at
 the time it ceased being
 consolidated (C)                    199,953               -               -               -               -          43,715
Repayment of liability in
 respect of subsidiary of
 in prior years                            -               -               -               -         (28,309)              -
Acquisition of minority
 interest in subsidiaries                  -          (2,712)              -          (2,712)         (4,762)              -
Proceeds from disposal of
 investments in investees
 companies, venture capital
 companies and others                273,616         457,947         273,616          32,440         636,286          59,819
Proceeds from realization of
 subsidiary's shares that
 became proportionately
 consolidated (D)                          -               -               -               -          38,239               -
Proceeds from realization of a
 proportionately consolidated
 company at the time it ceased
 being proportionately
 consolidated (E)                    (14,122)              -         (14,122)              -               -          (3,088)
Proceeds from sale of fixed
 assets and intangible assets          3,897           7,688           1,792           1,075          10,519             851
Investment in venture capital
 companies                           (11,408)        (17,870)        (10,590)         (6,709)        (34,928)         (2,494)
Decrease (increase) in other
 investments, net                   (242,401)         22,645        (218,481)         15,382          (5,110)        (52,994)
Increase in short-term deposits
 and investments, net                (31,143)       (164,207)        (75,638)        (79,198)         (8,673)         (6,809)
                                ------------    ------------    ------------     -----------   -------------   -------------
Net cash inflow (outflow)
 generated by investing
 activities                          143,966        (108,406)        (64,976)       (366,507)       (722,839)         31,473
                                ============    ============    ============     ===========   =============   =============

*   Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)
The accompanying notes are an integral part of the financial statements.

                                                                                                                           9


                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------
Reported Amounts
                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                               -------------
                                                                                                        Year      Six months
                                  Six months ended June 30       Three months ended June 30            ended           ended
                                ----------------------------    ----------------------------     December 31         June 30
                                                                                                 -----------
                                       *2005            2004           *2005            2004            2004           *2005
                                ------------    ------------    ------------     -----------   -------------   -------------
                                 (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)       (Audited)     (Unaudited)
                                ------------    ------------    ------------     -----------   -------------   -------------
                                       NIS thousands                    NIS thousands          NIS thousands   US$ thousands
                                ----------------------------    ----------------------------   -------------   -------------
Cash flows generated by
 financing activities:
Proceeds from issue of
 securities (net of issue
costs of
 NIS 2,750 thousand)                 397,250                -        397,250               -               -          86,850
Proceeds from issuance of
 shares held by subsidiary            49,609                -         49,609               -               -          10,846
Issuance of equity to
minority
 interest in subsidiaries              2,752               -           2,752               -          14,617             602
Dividend paid to minority
 interest in subsidiaries                  -         (37,434)              -         (20,625)       (107,006)              -
Payment of suppliers' credit
 received for the purchase
 of fixed assets                           -         (28,391)              -               -               -               -
Issuance of convertible
 debentures by subsidiary                  -         664,923               -          18,211         665,982               -
Proceeds of long-term loans
 and other long-term
 liabilities                          10,301         386,539               -         135,947       1,063,387           2,252
Repayment of long-term
 loans, debentures and
 other long-term liabilities        (620,973)     (1,062,044)       (240,253)       (460,005)     (1,791,112)       (135,762)
Increase (decrease) in
credit
 from banks and others, net         (136,774)       (178,041)       (158,061)       (193,971)         26,076         (29,902)
                                ------------    ------------    ------------     -----------   -------------   -------------

Net cash inflow (outflow)
 generated by financing
 activities                         (297,835)       (254,448)         51,297        (520,443)       (128,069)        (65,114)
                                ------------    ------------    ------------     -----------   -------------   -------------

Translation differences
 in respect of cash balances
 of autonomous foreign
 investee companies                   20,294           8,009          16,157          (8,355)        (15,858)          4,437
                                ------------    ------------    ------------     -----------   -------------   -------------

Increase (decrease) in
 cash and equivalents               (216,645)        352,900           3,957        (206,899)         23,907         (47,365)

Balance of cash and cash
 equivalents at beginning
 of period                           617,310         593,403         396,708       1,153,202         593,403         134,961
                                ------------    ------------    ------------     -----------   -------------   -------------

Balance of cash and cash
 equivalents at end of period        400,665         946,303         400,665         946,303         617,310          87,596
                                ============    ============    ============     ===========   =============   =============

*   Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)

The accompanying notes are an integral part of the financial statements.

                                                                                                                          10


                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------
Reported Amounts
                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                               -------------
                                                                                                        Year      Six months
                                  Six months ended June 30       Three months ended June 30            ended           ended
                                ----------------------------    ----------------------------     December 31         June 30
                                                                                                 -----------
                                       *2005            2004           *2005            2004            2004           *2005
                                ------------    ------------    ------------     -----------   -------------   -------------
                                 (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited        (Audited)     (Unaudited)
                                                                                               -------------   -------------
                                       NIS thousands                    NIS thousands          NIS thousands   US$ thousands
                                ----------------------------    ----------------------------   -------------   -------------
A. Adjustments to reconcile
   net earnings (losses) to
   cash flows generated by
   operating activities:

Income and expenses not
 involving cash flows:

Minority interest in
 subsidiaries' results, net           (4,652)        222,234            (382)        116,969         432,888          (1,017)
Equity in operating results net
 of dividend received in cash       (184,872)         (3,388)        (94,582)        (11,718)         27,687         (40,418)
Depreciation and amortization         44,330         257,235          14,449         133,839         463,800           9,692
Deferred taxes, net                   82,023          89,859             106           3,527          49,647          17,932
Linkage and amortization of
 discount in respect of
 debentures                            4,270               -           4,270               -               -             934
Increase (decrease) in
 liabilities in respect of
 employee severance benefits, net     27,322          15,203         (15,332)         22,805          20,619           5,974
Net capital losses (gains)
 from realization:
  Fixed assets and intangible
   assets                               (406)         (2,095)           (250)           (703)         16,091             (89)
  Investments in formerly
    consolidated subsidiaries       (204,619)              -          (3,632)              -               -         (44,735)
  Investments in investee
    companies                        (10,263)       (179,054)        (10,203)        (18,693)       (227,477)         (2,244)
Erosion of principal
 of long-term loans, other
 long-term liabilities and
 credit from banks and others         76,232          35,033          73,658          49,369           8,241          16,666
Erosion (linkage) of value of
 investments, deposits and
 loans receivable                       (891)        (12,589)         (1,800)         (2,616)          9,314            (195)
Impairment in value of assets
 and investments**                    39,645          39,310          26,584           9,573          58,144           8,667
                                ------------    ------------    ------------     -----------   -------------   -------------
                                    (131,881)        461,748          (7,114)        302,352         858,954         (28,833)
                                ------------    ------------    ------------     -----------   -------------   -------------
Changes in operating assets
 and liability items:
(Increase) decrease in trade
 receivables and other receivables
 (after taking into account
 non-current receivables)           (100,623)        (59,235)          1,162         393,933         (71,964)        (21,999)
Decrease (increase) in
 inventories, projects in
 progress and customer advances
 (including long-term customer
 advances and deposits)              (40,473)         95,059          (6,763)        (92,805)       (319,645)         (8,848)
Increase (decrease) in trade
 payables and other payables          13,571          96,184         (53,150)         64,741         278,338           2,967
                                ------------    ------------    ------------     -----------   -------------   -------------
                                    (127,525)        132,008         (58,751)        365,869        (113,271)        (27,880)
                                ------------    ------------    ------------     -----------   -------------   -------------
                                    (259,406)        593,756         (65,865)        668,221         745,683         (56,713)
                                ============    ============    ============     ===========   =============   =============

*   Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)
**  Mainly decrease in the value of venture capital companies
The accompanying notes are an integral part of the financial statements.

                                                                                                                          11


                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                               -------------
                                                                                                        Year      Six months
                                  Six months ended June 30       Three months ended June 30            ended           ended
                                ----------------------------    ----------------------------     December 31         June 30
                                       *2005            2004           *2005            2004            2004           *2005
                                ------------    ------------    ------------     -----------   -------------   -------------
                                 (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)         Audited       Unaudited
                                                                                               -------------   -------------
                                       NIS thousands                    NIS thousands          NIS thousands   US$ thousands
                                ----------------------------    ----------------------------   -------------   -------------
B. Acquisition of subsidiaries
   and a proportionately
   consolidated company
Assets and liabilities of the
 subsidiaries at date of
 acquisition:

Working capital surplus,
 excluding cash and cash equivalents       -         (50,262)              -         (50,262)        (34,493)              -
Issuance of shares by investee
 company                                   -          34,238               -          34,238          34,238               -
Fixed assets and investments, net          -         (96,118)              -         (96,118)       (287,724)              -
Intangible assets                          -        (265,702)              -        (265,702)       (198,470)              -
Short-term liabilities                     -          20,525               -          20,525         187,144               -
Long-term liabilities                                123,810               -         123,810               -               -
                                ------------    ------------    ------------     -----------   -------------   -------------
                                           -        (233,509)              -        (233,509)       (299,305)              -
                                ============    ============    ============     ===========   =============   =============

C. Proceeds from realization of
   investment in formerly
   consolidated subsidiary, net
   of cash in this subsidiary at
   the time it ceased being
   consolidated:

Assets and liabilities of the
 formerly consolidated subsidiary
 at the time it ceased being
 consolidated:

Net working capital, excluding
 cash and cash equivalents         1,031,023               -               -               -               -         225,409
Fixed assets and investments       1,971,804               -               -               -               -         431,090
Intangible assets                  2,316,290               -               -               -               -         506,404
Long-term liabilities             (1,601,477)              -               -               -               -        (350,126)
Investment in affiliated company  (1,315,995)              -               -               -               -        (287,712)
Capital gain on sale of
investments in subsidiaries          200,987               -               -               -               -          43,941
Minority interest                 (2,420,820)              -               -               -               -        (529,257)
Realization of capital reserve
 from translation differences         18,141               -               -               -                          3,966
                                ------------    ------------    ------------     -----------   -------------   -------------
                                     199,953               -               -               -               -          43,715
                                ============    ============    ============     ===========   =============   =============

D. Proceeds from
   realization of subsidiary's
   shares that became
   proportionately
   consolidated

Working capital surplus
 excluding cash and cash equivalents       -               -               -               -          23,057               -
Fixed assets, investments and other
 assets                                    -               -               -               -          40,851               -
Long-term liabilities                      -               -               -               -         (25,544)              -
Capital gain                               -               -               -               -            (125)              -
                                ------------    ------------    ------------     -----------   -------------   -------------
                                           -               -               -               -          38,239               -
                                ============    ============    ============     ===========   =============   =============

*   Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)
The accompanying notes are an integral part of the financial statements.

                                                                                                                          12


                                                                                                     Koor Industries Limited
                                                                                                        (An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1A3)
                                                                                                               -------------
                                                                                                        Year      Six months
                                  Six months ended June 30       Three months ended June 30            ended           ended
                                ----------------------------    ----------------------------     December 31         June 30
                                       *2005            2004           *2005            2004            2004           *2005
                                ------------    ------------    ------------     -----------   -------------   -------------
                                 (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)         Audited       Unaudited
                                                                                               -------------   -------------
                                       NIS thousands                    NIS thousands          NIS thousands   US$ thousands
                                ----------------------------    ----------------------------   -------------   -------------
E. Proceeds from realization
   of a proportionately
   consolidated company at
   the time it ceased being
   consolidated:

Assets and liabilities of the
 formerly consolidated subsidiary
 at the time it ceased being
 consolidated:

Net working capital, excluding
 cash and cash equivalents            42,009               -          42,009               -               -           9,184
Fixed assets and investments         129,501               -         129,501               -               -          28,312
Investment in affiliated company     (77,202)              -         (77,202)              -               -         (16,878)
Long-term liabilities               (107,137)              -        (107,137)              -               -        (23,423)
Capital gain on sale of
 investments in subsidiaries           3,632               -           3,632               -               -             794
Minority interest                     (4,925)              -          (4,925)              -               -          (1,077)
                                ------------    ------------    ------------     -----------   -------------   -------------
                                     (14,122)              -         (14,122)              -               -          (3,088)
                                ============    ============    ============     ===========   =============   =============

F. Non-cash transactions:

Purchase of fixed assets by
 credit                                    -          15,403               -           4,064           9,172               -
                                ============    ============    ============     ===========   =============   =============

Purchase of other assets by
 credit                                    -          43,718               -          30,134          28,178               -
                                ============    ============    ============     ===========   =============   =============

Proposed dividend to minority
 shareholders by subsidiaries              -          36,570               -          17,300          29,614               -
                                ============    ============    ============     ===========   =============   =============

Dividend in kind from
 affiliate company                         -               -               -               -          33,363               -
                                ============    ============    ============     ===========   =============   =============

Loans converted into
 shareholders' equity
 of subsidiary                             -               -               -               -          14,042               -
                                ============    ============    ============     ===========   =============   =============

Proceeds from sale of venture
 capital investments                       -          14,757               -          14,757               -               -
                                ============    ============    ============     ===========   =============   =============

* Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note
3B(1) The accompanying notes are an integral part of the financial statements.

                                                                                                                          13

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements as at June 30, 2005 (unaudited)
--------------------------------------------------------------------------------

Note 1 - General

         A.       General

         1. These financial statements were prepared in conformity with the generally accepted accounting principles applicable to interim financial statements, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board ("IASB").

         2. These financial statements were prepared at June 30, 2005 and for the six and three month periods then ended. These financial statements should be read in conjunction with the Company's audited financial statements and accompanying notes at December 31, 2004 ("the annual financial statements").

         3. The interim financial statements as at June 30, 2005, and for the six and three month periods then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.574). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

         4. The significant accounting policies were applied in the interim financial statements in a manner consistent with the financial statements at December 31, 2004, except as mentioned in Note 1B.

         5. Subsequent to the discontinuance of the consolidation of Makhteshim-Agan Industries Ltd. (described in Note 3B(1)), management decided to classify the statement of income in a manner that will present fairly the nature of the activities of the Company as a holding company. The statement of income has therefore been presented in a single-stage format, whereby all revenues and profits, including the Company's equity in the operating results of affiliates, are presented together. The comparative figures have been reclassified accordingly.


         B.       First-time application of accounting standards

         Accounting Standard No. 19 - Taxes on Income

         In July 2004, the Israel Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income", which prescribes that a deferred tax liability is to be recognized for all temporary differences that are taxable, except for a limited number of exceptions. Likewise a deferred tax asset is to be recognized for all temporary differences that are deductible, losses for tax purposes and unutilized tax benefits, if it is expected that there will be taxable income against which it will be possible to utilize them, except for a limited number of exceptions. The new standard applies to financial statements beginning on January 1, 2005. The first-time application of the standard has a one-time cumulative effect, as at January 1, 2005, of reducing net earnings by NIS 3 million, as a result of application of the standard by an investee.

         B.       First-time application of accounting standards (cont'd)

         Accounting Standard No. 19 - Taxes on Income (cont'd)

         The annual financial statements of the Company as at December 31, 2004 include footnote disclosure, whereby the effect of the first-time application of Standard 19 was an increase in net earnings of NIS 19 million, due mainly to the recording of deferred taxes in an investee for intercompany sales revenues. As a result of a reexamination of Standard 19 by the investee, regarding the creation of deferred taxes for unrealized intercompany sales, the investee's management reached the conclusion that continuing to apply the "deferral approach", whereby it would continue to allocate taxes to this income, based on the tax rate applicable to the seller company, is consistent with the provisions of Opinion 57 of the Institute of Certified Public Accountants in Israel.


         C. Disclosure of effect of new accounting standards in the period prior to their implementation

         In August 2005 the Israel Accounting Standards Board published Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances in which financial assets should be offset from financial liabilities. The new standard will apply to periods beginning on January 1, 2006 or thereafter. The standard provides that it is to be adopted on a prospective basis, except for the writeoff of provisions for losses in respect of convertible securities in investee companies which is to be treated as a "cumulative effect as at the beginning of the year of a change in accounting method". The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

         In the opinion of management of the Company and its investees, the main impact of the new standard will be in respect of the writeoff of provisions for losses in respect of convertible securities in investee companies as at December 31, 2005. This impact will be included in financial statements for the first quarter of 2006. As of June 30, 2005 the balance of the provisions for losses of the Company and an affiliated company amounted to approximately NIS 65 million and NIS 13 million, respectively. The Company's share in the said impact of the affiliate is expected to amount to approximately NIS 4 million.

Note 2 - Rates of Change in the Consumer Price Index and Foreign Currency Exchange Rates

         Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reporting period:

                                                                Israeli     Exchange rate
                                                                    CPI     of one Dollar
                                                          -------------     -------------
                                                                 Points               NIS
                                                          -------------     -------------
         At June 30, 2005                                        181.63             4.574
         At June 30, 2004                                        181.09             4.497
         At December 31, 2004                                    180.74             4.308


                                                            Change in %       Change in %
                                                          -------------     -------------
         For the six months ended June 30, 2005                     0.5               6.2
         For the three months ended June 30, 2005                   1.1               4.9

         For the six months ended June 30, 2004                     0.2               2.7
         for the three months ended June 30, 2004                   1.5               1.7

         For the year ended December 31, 2004                       1.2             (1.6)



Note 3 - Information Regarding Certain Investees

         A.       ECI Telecom Ltd. ("ECI") - an affiliate

         1. In February 2005, ECI entered into a preliminary agreement to sell the balance of long-term receivables to ABN Amro Bank ("ABN") for the sum of approximately 96 million dollars in cash, plus potentially a further amount of approximately 3.3 million dollars. In April 2005, the approvals for the sale were received and the receivables were sold to ABN. As a result, during the second quarter of 2005 ECI recognized a net gain of 10.4 million dollars (excluding additional profit resulting from the contingent amount). The Company's equity in this gain was approximately NIS 14 million.

         2. In January 2005, the ECI was named as one of the defendants in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the acts and omissions of ECtel. Damages claimed by the plaintiff have not yet been quantified. ECI's management believes that the allegations made in the complaint with respect to it are without merit.

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         3. On June 3, 2005 ECI acquired 100% of Laurel Networks Inc., a company incorporated and operating in the U.S., for a cash payment of 88 million dollars.

         4. ECI prepares its financial statements in accordance with generally accepted accounting principles in the U.S. Following is the adjustment of ECI's net earnings (loss) as reported in accordance with U.S. generally accepted accounting principles (US GAAP) to the net earnings (loss) according to Israeli generally accepted accounting principles:

                                                                                                        Year
                                  Six months ended June 30       Three months ended June 30            ended
                                ----------------------------    ----------------------------     December 31
                                        2005            2004            2005            2004            2004
                                ------------    ------------    ------------     -----------   -------------
                                 (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)         Audited
                                                                                               -------------
                                       NIS thousands                    NIS thousands          NIS thousands
                                ----------------------------    ----------------------------   -------------
         Net earnings
          (loss) of ECI
          based on its
          reporting
          according
          to US GAAP                  26,008          (4,753)         15,575          (3,527)         10,153

         Adjustments:
         ------------
         Finance income
          (expenses) -
          FAS 133                     20,872           5,987           8,646           1,392          (8,304)
         Tax expenses                      -            (336)              -            (181)         (1,529)
         Amortization of
          goodwill                      (575)           (402)           (442)            (39)         (1,233)
         Gain from
          marketable
          securities                       -          (1,282)              -               -          (1,282)
         Decline in value
          of assets                        -             969               -             969             969
                                ------------    ------------    ------------     -----------   -------------

         Net earnings
          (loss) of ECI
          according to
          Israeli GAAP                46,305             183          23,779          (1,386)         (1,226)
                                ============    ============    ============     ===========   =============

                                                                                                          17

         B. Makhteshim-Agan Industries Ltd. ("M-A Industries") - an affiliate

         1. On February 3, 2005, Koor sold 15.9 million shares of M-A Industries for NIS 374 million. As a result of this sale, Koor's holding percentage in M-A Industries decreased to 34.6%. The resultant gain (pre-tax) of NIS 201 million was included in the current reporting period in "other income (expenses), net". Additionally, as a result of the sale, Koor utilized a deferred tax asset of NIS 69 million that had been created in 2004, because of expectations to utilize carryforward tax losses. Under the terms of the sale, Koor undertook not to sell additional shares of M-A Industries for a nine-month period from the date of sale.

                  Following the sale of the shares in February 2005, Koor evaluated the implication for continuing to consolidated M-A Industries in the financial statements of Koor, beginning from the first quarter of 2005.

                  Based on an evaluation of the range of circumstances created as a result of the aforementioned sale of its holdings, Koor's management decided that continuation of the consolidation of M-A Industries is not consistent with the economic substance. Therefore, beginning from the first quarter of 2005, the consolidation of M-A Industries in the financial statements of Koor was discontinued, and the investment therein is stated by the equity method.

                  Below is data in the balance sheet of M-A Industries as at:

                                                                                                   June 30       December 31
                                                                                                      2004              2004
                                                                                             -------------     -------------
                                                                                               (Unaudited)         (Audited)
                                                                                             -------------     -------------
                                                                                             NIS thousands     NIS thousands
                                                                                             -------------     -------------
                  Current assets                                                                3,914,648         4,089,905
                  Non-current assets                                                            4,388,629         4,288,094
                  Current liabilities                                                           2,591,191         2,884,505
                  Long-term liabilities                                                         2,055,679         1,601,477


                  Below is the data in the results of M-A Industries:

                                                                             Six months       Three months              Year
                                                                                  ended              ended             ended
                                                                                June 30            June 30       December 31
                                                                                   2004               2004              2004
                                                                          -------------      -------------     -------------
                                                                            (Unaudited)        (Unaudited)         (Audited)
                                                                          -------------      -------------     -------------
                                                                          NIS thousands      NIS thousands     NIS thousands
                                                                          -------------      -------------     -------------
                  Revenues                                                    3,453,523          1,063,708         6,895,238
                  Operating costs and expenses                                2,776,697          1,308,057         5,594,734


                                                                                                                          18

         B. Makhteshim-Agan Industries Ltd. ("M-A Industries") - an affiliate (cont'd)

         2. During the second quarter of 2005, 133,650 thousand dollars par value debentures of M-A Industries, which had been allotted in March 2004 in a private placement to institutional investors, were converted to approximately 29,429 thousand ordinary shares, NIS 1 par value of M-A Industries. Furthermore, NIS 18,198 thousand par value of debentures (Series A) and approximately 3,042 thousand options (Series 1) were converted to approximately 4,861 thousand ordinary shares, NIS 1 par value of M-A Industries. The Company subsequently recognized a gain of approximately NIS 75 million in the second quarter of 2005 which is included under the caption "Group's equity in the operating results of affiliates, net".

                  The Company's holdings in M-A Industries at June 30, 2005 is approximately 31.8% (fully diluted 28.6%).

         3. Under the terms of the securitization agreement of M-A Industries and its subsidiaries from September 2004, to sell customer receivables to financial institutions, the balance of trade receivables sold for cash as at the balance sheet date amounted to NIS 940 million (June 30, 2004 - NIS 675 million; December 31, 2004 - NIS 613 million).

                  The maximum amount of financial resources expected to be made available to the Purchasing Companies to purchase the trade receivables of the subsidiaries is 250 million dollars, on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

         4. M-A Industries and its subsidiary in Brazil (Milenia) undertook, if certain conditions are met, to indemnify financial institutions for credit received by customers of Milenia from those financial institutions, and which was used to repay the debts of these customers to Milenia from its sales to these customers.
                  The indemnification amount as at the balance sheet date is NIS 320 million (December 31, 2004 - NIS 422 million).

         5. During and subsequent to the reporting period, M-A Industries' board of directors resolved to distribute a dividend of NIS 206 million. The Company's share of the dividend is NIS 68 million.

         6. On March 8, 2005, the board of directors of M-A Industries resolved to adopt a new option plan for its officers and employees and those of its subsidiaries. Under the terms of the plan, on March 14, 2005, 14,900 thousand stock options were allotted, exercisable for up to 14,900 thousand ordinary registered shares of par value NIS 1 of M-A Industries. Assuming all the options are exercised, the recipients will hold approximately 3.05% of M-A Industries paid share capital, including 2,500 thousand options that were deposited with a trustee for future distribution. However, the offerees will not be issued the full number of shares underlying the options, but only the number of shares reflecting the monetary benefit implicit in the options.

         C.       Telrad Networks Ltd. ("Telrad") - an affiliate

         1. In 2004, Telrad's board of directors approved a reorganization plan that includes employee layoffs. The current period include Koor's share in these expenses in the amount of NIS 38 million under the item "other income (expenses), net" (expenses of the reorganization plan in 2004 amounted to NIS 29 million).

         2. In September 2004 Koor and Telrad Holdings Ltd., a wholly-owned subsidiary of Koor ("the Koor group"), entered into an agreement for the sale of 39% of the shares of Telrad Ltd. to Fortissimo Capital Fund GP L.P. ("Fortissimo").
                  This sale was executed in two stages.
                  In the first stage, which was completed in November 2004, the Koor group transferred 19.5% of Telrad's shares to Fortissimo for 10.5 million dollars. According to the agreement, Telrad's board of directors is comprised of three directors nominated by Koor, three directors nominated by Fortissimo and an external expert nominated by mutual agreement of the parties. The agreement includes a number of matters, the approval of which requires mutual agreement of the Koor group and Fortissimo. These matters include: approval of Telrad's budget, election of Telrad's executive officers and the remuneration thereof and the distribution of dividends. These rights grant the minority shareholder the right to participate actively in significant decisions relating to Telrad's ordinary course of business and therefore prevent the Koor group, the majority shareholder, from having control of Telrad, and require mutual agreement of Koor and Fortissimo in decisions crucial to Telrad's activities.
                  Therefore, as of the fourth quarter of 2004 and through the end of the second quarter of 2005, Telrad is proportionately consolidated in Koor's financial statements according to a shareholding of 80.5%.

                  On June 22, 2005 ("the completion date") the Company completed the second stage of the sale of 19.5% of Telrad's shares, after certain changes were made to the original agreement. According to the amendment to the original agreement, the international investment fund HarbourVest and the Israeli investment fund Poalim Ventures joined Fortissimo and together purchased 19.5% of Telrad's shares for 6.25 million dollars. Furthermore, in the amendment to the agreement, Koor's obligation to extend an additional loan to Telrad was cancelled, and Koor was released from certain of the indemnifications granted to Fortissimo under the original agreement. Subsequent to the sale the Koor group's shareholding in Telrad decreased to 61% and a capital gain of approximately NIS 4 million was recorded.

                  The rights granted to Fortissimo under the original agreement described above, whereby mutual agreement of the Koor group and Fortissimo is required on significant matters relating to Telrad's ordinary course of business, are still in effect. However, due to the presence of two additional shareholders who are not party to these rights, the proportionately consolidation of Telrad in Koor's financial statements, has been discontinued as of the completion date. As of the end of the second quarter of 2005, Koor's investment in Telrad is presented according to the equity method.

         C.       Telrad Networks Ltd. ("Telrad") - an affiliate (cont'd)

                  Below is data in the balance sheet of Telrad as at:

                                                       June 30       December 31
                                                          2004              2004
                                                 -------------     -------------
                                                   (Unaudited)         (Audited)
                                                 -------------     -------------
                                                 NIS thousands     NIS thousands
                                                 -------------     -------------

                  Current assets                       433,848           295,867
                  Non-current assets                   241,238           144,386
                  Current liabilities                  260,380           197,173
                  Long-term liabilities                104,671            86,589

         D. Tadiran Communications Ltd. ("Tadiran Communications") - an affiliate

                  On December 27, 2004, Koor entered into a series of agreements with Elbit Systems Ltd. ("Elbit") and with Federmann Enterprises Ltd. ("Federmann"). Under the terms of the agreements, Koor will sell its entire holdings in Tadiran Communications (33%) to Elbit for 146 million dollars. Concurrently, Koor will acquire 9.8% of Elbit's share capital from Federmann for 99 million dollars. The sale of shares of Tadiran Communications and the purchase of shares of Elbit will be executed in two stages, as follows:

                  In the first stage, completed on April 18, 2005 Koor sold 13.8% of Tadiran Communications to Elbit for 63 million dollars and concurrently acquired 5.3% of the shares of Elbit from Federmann for 53 million dollars. After the closing of the first stage, Koor is entitled to appoint one director to Elbit's board of directors, and Elbit is entitled to appoint three of the members of Tadiran Communications' board of directors. Accordingly, the investment in Elbit is included in Koor's financial statements according to the cost method.
                  As a result of the sale Koor recorded a capital gain of approximately NIS 14 million.

                  On July 6, 2005 the original agreements between Koor and Federmann and between Koor and Elbit were amended, and an amended second stage and an amended third stage were determined. In the amended second stage, Koor will acquire 2.45% of the shares of Elbit from Federmann for 24.7 million dollars. This transaction is not contingent on the other transactions or on other suspending conditions and will be completed within 90 days of the signing date of the agreement. After this acquisition, Koor will have the right to appoint the greater of 20% of Elbit's directors, or two directors. In addition, Koor will sell to Elbit 5% of the shares of Tadiran Communications for 23 million dollars. The completion of this transaction is contingent on the approval of Elbit's general shareholders' meeting. According to the agreement, Koor and Elbit will act on all of their combined holdings in order that half of the directors of Tadiran Communications (except the external directors) will be appointed by Koor and half will be appointed by Elbit.

                  According to the amended third stage between Koor and Elbit, Koor will sell 13.2% of Tadiran Communications' shares to Elbit for 60 million dollars as well as its entire holdings (70%) in Elisra Elecronic Systems Ltd for 70 million dollars and future proceeds contingent upon the receipt of future insurance proceeds in respect of a fire that occurred at Elisra's subsidiaries plants in 2001.

                  This transaction is contingent, inter alia, on the approval of Elbit's general shareholders' meeting and the Anti-Trust Commissioner.

         E. Koor Corporate Venture Capital ("Koor CVC") - a consolidated partnership

                  During the current reporting period, Koor CVC's management estimated that the value of the portfolio investments was lower than their cost, and therefore decided to write-down the value of the investment by approximately NIS 13 million in the first quarter of 2005 and by approximately NIS 27 million in the second quarter of 2005 (in 2004 - NIS 58 million).

         F.       Koor Trade Ltd.  - a subsidiary

                  During August 2005, a valuation was conducted in respect of an affiliated company of Koor Trade Ltd., in order to examine the necessity of writing down the value of the affiliated company in the financial statements of Koor Trade Ltd. as prescribed by the Israel Accounting Standards Board Accounting Standard No. 15. The valuation was performed by an independent external expert and as a result, Koor Trade Ltd. included a loss from writedown of value of approximately NIS 32 million in the second quarter of 2005.


Note 4 - Contingent Liabilities

         1. On September 21, 2004 a suit was filed against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks (an affiliate of Koor - "Telrad") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

                  On March 10, 2005, the Company and the other defendants submitted to the District Court their decisive objection to the request of the plaintiff to certify the claim as a class action. The plaintiff has not yet filed its response to the objection.

                  In the estimation of the Company, based on its legal counsel, the chances for the suit and for the action to be recognized as a class action are remote.

         2. On June 1, 2005, a bill of indictment was filed with the Jerusalem District Court prosecuting Koor, together with seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates, and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates), for violations of the Anti-Trust Law. The bill of indictment came in the wake of an investigation opened by the Anti-Trust Authority in the other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claims that two companies that belonged to the Koor Group in the past had colluded with other companies in the years 1992-1998.

                  According to the Anti-Trust Law, penalties can be imposed on those who violate the Law, but the Company believes, based on its legal counsel, that the said penalties, if imposed, will not have a material effect on the financial statements. Moreover, there may be civil implications if it is possible to prove that damages were caused by the aforementioned violation. The Company is unable to assess the implications in the civil law track, if any, especially due to the fact that in the opinion of the Company and its legal counsel, for the vast majority of the period involved, the statute of limitations has expired.

3. Sheraton Moriah (Israel) Ltd.

                  The other shareholders in Herods Hotel Spa and Recreation Ltd. ("Herods") ("the plaintiffs"), a proportionately consolidated company of Sheraton Moriah (Israel) Ltd. ("Sheraton"), a subsidiary of Koor, filed a "motion for approval of a claim as a derivative action" with the Tel Aviv District Court against Sheraton and its subsidiary. The derivative action for which they are seeking approval is for the cancellation of the management agreement between Herods and Sheraton, as part of the arbitration process to which the claim has been referred. The claim itself deals with the plaintiffs' arguments regarding breaches in the management and image promotion agreements.

                  In March 2005, a compromise agreement was signed between Sheraton and Herods and the plaintiffs ("the parties"), whereby the parties agreed to resolve all the disputes that arose between them, and to instill proper relations in the management of Herods and in the management of the hotel owned by Herods. After the signing of this agreement, the parties agreed to withdraw all the legal proceedings they had instituted, in Israel and overseas.

                  The parties signed a motion to confer the validity of a ruling on this agreement. The agreement is in effect until June 30, 2020.

4.       Stamp duty

         In Israel, the Stamp Duty on Documents Law, 1961 ("the Law") is applicable to various documents at different rates, depending on the kind of document and the amount stipulated therein, or not stipulated therein. In June 2003, the wording of Section 15.A of the Law was amended, prescribing who is obligated for stamp duty.

         As of June 2003, the tax authorities notified of their intention to intensify their activities for enforcement of the law. The amendment to the law and the tax authorities' intention to enforce it, were brought before the Supreme Court for a hearing, on which a ruling has not yet been issued. Moreover, according to notification of the tax authorities, the Stamp duty is expected to be gradually eliminated, until it is fully cancelled in 2008.

         The Company and certain investees companies received request from the Tax Authorities to produce documents. In the estimation of the managements of the Company and the investees, based on the opinions of their legal counsel, the Companies are not expected to have material exposure in respect of any demand related to the Stamp Duty Law.


Note 5 - Issue of Securities

         1. On April 10, 2005, as part of a private placement to Israeli institutional investors, the Company issued NIS 400 million per value in debentures, as well as 800,000 options for NIS 400 million in cash. The debentures bear annual interest of 3.75%, linked to the CPI, which is paid on April 30 and October 31 of each year. The debentures are linked to the CPI and will be repaid in a balloon payment on April 30, 2010. Each option is exercisable for one ordinary share par value NIS 0.001 of the Company until April 30, 2010, at an exercise price of NIS 300. The Company intends to register for trade on the Tel-Aviv stock exchange the shares that will ensue from exercise of the options. The issue proceeds were allocated to the components of the package according to the fair value of the securities issued. Accordingly, the discount in respect of the debentures amounted to approximately NIS 22 million which will be amortized as finance expenses over the life of the debentures.

          2. On April 15, 2005, the Company sold the balance of its own shares that it held (193,229 shares) to an overseas institutional investor, in an off-market transaction, in consideration for approximately NIS 50 million.

Note 6 - Event Subsequent to the Balance Sheet Date

         On July 25, 2005 the Israeli Knesset passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - the Amendment).

         Inter alia, the Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

         The current taxes and deferred tax balances of an affiliated company as at June 30, 2005 are calculated in accordance with the tax rates in effect prior to the abovementioned amendment. The expected impact of the change on the balances of deferred taxes as at June 30, 2005 is a decrease in tax expense of approximately NIS 29 million. This impact will be recorded in the financial statements for the third quarter of 2005. The Company's equity in this is expected to be approximately NIS 9 million.


Note 7 - Business Segments

         Data regarding business segments of the Koor Group

                                                                                                  Year ended
                                  Six months ended June 30       Three months ended June 30      December 31
                               -----------------------------   -----------------------------   -------------
                                        2005            2004            2005            2004            2004
                               -------------   -------------   -------------   -------------
                                 (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)       (Audited)
                               -------------   -------------   -------------   -------------   -------------
                               NIS thousands   NIS thousands   NIS thousands   NIS thousands   NIS thousands
                               -----------------------------   -----------------------------   -------------
         Revenues from
          sales and services:
         Telecommunications          267,623         340,287         144,860         176,316         615,057
         Defense electronics         571,227         580,263         281,730         293,689       1,165,998
         Agro-chemicals (1)                -       3,453,523               -       1,603,708       6,895,238
         Tourism                     230,397         192,436         138,405         100,444         430,280
         Others                       80,189          60,812          38,483          53,256         122,100
                               -------------   -------------   -------------   -------------   -------------
                                   1,149,436       4,627,321         603,478       2,227,413       9,228,673
                               -------------   -------------   -------------   -------------   -------------

         The Koor Group's
          equity in the
          operating results
          of affiliates, net

         Telecommunications           43,494          (5,838)         30,439          (2,092)        (15,919)
         Defense electronics         (13,187)              -          (2,215)              -               -
         Agro-chemicals (1)          236,551               -         146,887               -               -
         Venture capital
          investments                 (1,170)           (169)         (1,088)            (84)           (329)
         Tourism                      (1,157)         (1,128)         (1,077)          3,727            (907)
         Others                      (29,300)         10,523         (31,059)         10,167         (10,532)
                               -------------   -------------   -------------   -------------   -------------
                                     235,231           3,388         141,887          11,718         (27,687)
                               -------------   -------------   -------------   -------------   -------------

         (1)   Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)

                                                                                                          25

         Data regarding business segments of the Koor Group (cont'd)

                                                                                                  Year ended
                                  Six months ended June 30       Three months ended June 30      December 31
                               -----------------------------   -----------------------------   -------------
                                        2005            2004            2005            2004            2004
                               -------------   -------------   -------------   -------------
                                 (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)       (Audited)
                               -------------   -------------   -------------   -------------   -------------
                               NIS thousands   NIS thousands   NIS thousands   NIS thousands   NIS thousands
                               -----------------------------   -----------------------------   -------------
         Other income
          (expenses), net
         Telecommunications          (34,211)          5,451           5,841           6,558        (31,806)
         Defense electronics          13,116         (10,303)         13,894          (9,737)       (12,269)
         Agro-chemicals (1)          198,624          60,629               -         (45,426)        (48,993)
         Venture capital
          investments                (40,066)        (22,727)        (27,005)          7,010         (41,541)
         Tourism venture               4,982             380           5,037            (247)         38,155
         Others                        9,262          (3,180)          6,824          (7,150)         17,695
                               -------------   -------------   -------------   -------------   -------------
                                     151,707          30,250           4,591         (48,992)        (78,759)
                               -------------   -------------   -------------   -------------   -------------

         The segments'
          results

         Telecommunications          (12,406)        (11,948)         33,396          (6,026)       (116,923)
         Defense electronics          17,194           4,116          18,690          (2,142)         13,379
         Agro-chemicals (1)          435,175         737,455         146,887         250,226       1,251,511
         Venture capital
          investments                (42,094)        (23,585)        (28,357)          6,726         (43,327)
         Tourism                       9,809          (8,345)         14,187           4,861          36,651
         Others                      (12,909)         15,533         (21,799)          7,987          37,744
                               -------------   -------------   -------------   -------------   -------------

         Total segments              394,769         713,226         163,004         261,632       1,179,035
                               -------------   -------------   -------------   -------------   -------------

         Joint general
          expenses                   (26,862)        (18,218)        (16,956)         (9,706)        (42,695)

         Financing expenses,
          net                        (98,701)       (153,341)        (61,178)        (72,142)       (271,362)
                               -------------   -------------   -------------   -------------   -------------

         Pre-tax earnings
          (losses)                   269,206         541,667          84,870         179,784         864,978
                               =============   =============   =============   =============   =============

(1)  Regarding discontinuance of the consolidation of M-A Industries Ltd., see Note 3B(1)

                                                                                                          26